RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	Dec. 31,
($000)	2003	2002

ASSETS
Current
Cash	$ 17,872	$ 25,068
Accounts receivable	218,246	201,675
Inventories	265,949	329,415
Prepaid expenses and other assets	5,180	6,077
Income taxes recoverable	1,913	1,306

	509,160	563,541

Property, Plant and Equipment	111,194	110,512
Deferred Financing Charges	4,169	4,962
Goodwill	2,295	2,709
Future Income Tax Assets	9,679	10,698
Other Assets	2,234	3,172

	$ 638,731	$ 695,594

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ -	$ 21,141
Accounts payable and accrued liabilities	171,532	188,585
Current income taxes payable	1,942	2,487

	173,474	212,213
Long-Term Debt	186,673	212,602
Pensions and Benefits	9,902	9,590
Future Income Tax Liabilities	15,171	8,749

	385,220	443,154

Shareholders' Equity
Preferred shares	30,000	30,000
Shareholders' equity	223,511	222,440

	253,511	252,440

	$ 638,731	$ 695,594

On Behalf of the Board,

(Signed) Carl R. Fiora	(Signed) Arni C. Thorsteinson
Director	Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Six Months Ended
	June 30,		June 30,
($000, except per share data and number of shares)	2003	2002	2003	2002

Segment Revenues
Service center distribution	$ 192,345	$ 194,098	$ 386,558	$ 372,610
Energy sector distribution	71,152	67,516	154,941	141,543
Steel import/export	72,598	85,046	160,267	157,122
Other	3,661	4,863	5,011	6,111

	$ 339,756	$ 351,523	$ 706,777	$ 677,386

Segment Operating Profits
Service center distribution	$ 7,448	$ 9,450	$ 13,520	$ 15,418
Energy sector distribution	1,486	2,836	5,653	6,814
Steel import/export	2,483	6,443	6,133	10,344
Other	1,360	2,490	390	1,720
Corporate expenses	(2,176)	(2,199)	(4,486)	(4,252)

Earnings before the following	10,601	19,020	21,210	30,044
Foreign exchange gain	-	748	348	739
Interest expense	(4,871)	(4,939)	(9,975)	(10,070)

Earnings before income taxes	5,730	14,829	11,583	20,713
Provision for income taxes	(2,155)	(5,727)	(4,421)	(8,097)

Net earnings for the period	3,575	9,102	7,162	12,616

Retained earnings --

Dividends on preferred shares	(562)	(562)	(1,125)	(1,125)

Earnings available to common
shareholders	3,013	8,540	6,037	11,491
Dividends on common shares	(2,670)	(1,900)	(5,337)	(1,900)
Retained earnings, beginning of the period	106,215	88,289	105,858	100,461
Adjustment for goodwill impairment	-	-	-	(15,123)

Retained earnings, end of the period	$ 106,558	$ 94,929	$ 106,558	$ 94,929

Basic earnings per common share	$ 0.08	$ 0.22	$ 0.16	$ 0.30
Diluted earnings per common share	$ 0.08	$ 0.21	$ 0.16	$ 0.29

Number of Shares
Common shares
Average for the period
Basic	38,150,722	38,009,506	38,115,382	37,995,581
Diluted	41,431,322	39,975,006	40,818,482	39,706,081
End of the period	38,175,601	38,045,501	38,175,601	38,045,501
Class II preferred shares, Series C	1,200,000	1,200,000	1,200,000	1,200,000

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Six Months Ended
	June 30,		June 30,
($000)	2003	2002	2003	2002

Operating activities
Net earnings for the period	$ 3,575	$ 9,102	$ 7,162	$ 12,616
Depreciation and amortization	3,585	3,799	7,201	7,664
Future income taxes	(618)	3,797	437	4,918
Loss (gain) on sale of fixed assets	(7)	(88)	8	34
Foreign exchange gain	-	(748)	-	(739)

Cash from operating activities before
working capital	$ 6,535	$ 15,862	$ 14,808	$ 24,493

Changes in non-cash working capital items
Accounts receivable	1,366	(7,677)	(24,447)	(19,339)
Inventories	9,579	(8,824)	48,835	15,946
Accounts payable and accrued liabilities	9,851	6,403	(11,828)	18,691
Current income taxes	(2,560)	3,098	(1,526)	3,102
Other	(220)	(677)	897	(235)

Change in non-cash working capital	18,016	(7,677)	11,931	18,165

Cash from operating activities	24,551	8,185	26,739	42,658

Financing activities
Decrease in bank borrowing	(12,259)	-	(21,141)	-
Issue of common shares	219	215	431	215
Dividends on common shares	(2,670)	(1,900)	(5,337)	(1,900)
Dividends on preferred shares	(562)	(562)	(1,125)	(1,125)

Cash used in financing activities	(15,272)	(2,247)	(27,172)	(2,810)

Investing activities
Purchase of business	-	-	-	(4,387)
Purchase of fixed assets	(6,219)	(4,099)	(10,452)	(5,399)
Proceeds on sale of fixed assets	124	1,397	145	2,233
Other	4,083	(2,582)	3,544	(2,330)

Cash used in investing activities	(2,012)	(5,284)	(6,763)	(9,883)

Increase (decrease) in cash	7,267	654	(7,196)	29,965
Cash position, beginning of the period	10,605	46,462	25,068	17,151

Cash position, end of the period	$ 17,872	$ 47,116	$ 17,872	$ 47,116

Supplemental information:

Interest Paid	$ 9,397	$ 10,197	$ 9,613	$ 10,122
Income Taxes Paid	$ 1,725	$ 1,255	$ 5,540	$ 2,462

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2002 annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

3.	Interest Expense

	Quarters Ended		Six Months Ended
	June 30,		June 30,

($000)	2003	2002	2003	2002

Interest on long-term debt	$4,817	$5,102	$9,786	$10,296
Other interest expense (income)	54	(163)	189	(226)

Total interest	$4,871	$4,939	$9,975	$10,070

4.	Stock-based Compensation

During the quarter ended June 30, 2003, the Company issued 60,000 stock options (2002 - 70,000) at an exercise price of $5.47 (2002 - $4.80).  The assumptions used in the Black Scholes option-pricing model are not materially different from those disclosed in Note 11 to the 2002 annual consolidated financial statements.

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

	Quarters Ended		Six Months Ended
	June 30,		June 30,

($000, except per share data)	2003	2002	2003	2002

Net earnings for the period	$3,396	$ 8,909	$6,810	$12,238
Basic earnings per share	$ 0.07	$ 0.22	$ 0.15	$ 0.29
Diluted earnings per share	$ 0.07	$ 0.21	$ 0.15	$ 0.28

5.	Subsequent Event

On July 3, 2003, the Company successfully completed its offers to purchase all of the outstanding Class A multiple voting shares and Class B subordinate voting shares and all of the outstanding 8% convertible unsecured subordinated debentures and 7.25% convertible unsecured subordinated debentures of Acier Leroux inc.  Class A multiple voting shares validly tendered under the offer represented 99.52% of the issued and outstanding Class A shares.  Class B subordinate voting shares validly tendered under the offer represented 97.53% of the issued and outstanding Class B shares.  Debentures validly tendered under the offer represented 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures.

The Company issued 3,546,874 shares and paid $65,631,000 in cash in consideration for the shares and debentures tendered under the offer.  The Company has initiated the process to acquire ownership of 100% of the shares of Acier Leroux under the provisions of the Companies Act (Quebec) as disclosed in its May 14, 2003 Offering Circular.  Acier Leroux is redeeming the remaining debentures effective August 27, 2003.